UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cazoo Group Ltd.
(Name of Issuer)

Class A Ordinary Shares, par value $0.002 per share
(Title of Class of Securities)

G2007L204
(CUSIP Number)

Andrew Genser
General Counsel
55 Railroad Avenue
Greenwich, Connecticut 06830
203-863-7050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2023
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.: G2007L204	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
VIKING GLOBAL INVESTORS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.          See Item 5 of the Schedule 13D.

2.          The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined herein), as reported in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Performance LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.          See Item 5 of the Schedule 13D.

2.          The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Equities Master Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,940,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,940,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,940,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1.          See Item 5 of the Schedule 13D.

2.          The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 5 of 10 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Equities II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
60,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
60,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.          See Item 5 of the Schedule 13D.

2.          The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 6 of 10 Pages
1	NAMES OF REPORTING PERSONS
O. ANDREAS HALVORSEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.          See Item 5 of the Schedule 13D.

2.          The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 7 of 10 Pages
1	NAMES OF REPORTING PERSONS
DAVID C. OTT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.          See Item 5 of the Schedule 13D.

2.          The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 8 of 10 Pages
1	NAMES OF REPORTING PERSONS
ROSE S. SHABET

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.          See Item 5 of the Schedule 13D.

2.          The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 9 of 10 Pages
EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) amends certain items of the Schedule 13D filed with the Commission on September 19, 2022, as amended and supplemented by Amendment No. 1 filed with the Commission on November 10, 2022 (collectively, the “Schedule 13D”) relating to the Class A Ordinary Shares, par value $0.002 per share (the “Ordinary Shares”), of Cazoo Group Ltd., a Cayman Islands exempted company (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the Class A Ordinary Shares, par value $0.002 per share (the “Ordinary Shares”), of Cazoo Group Ltd., a Cayman Islands exempted company (the “Issuer”). The Issuer’s principal executive offices are located at 41 Chalton Street, London NW1 1JD, United Kingdom.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Effective February 8, 2023, every 20 Ordinary Shares were consolidated into 1 Ordinary Share (the “Reverse Stock Split”).  As a result of the Reverse Stock Split, the number of Ordinary Shares issuable upon conversion of the Notes was proportionately reduced at the same ratio.  Pursuant to and in accordance with the terms of the indenture governing the Notes, effective immediately after the opening of business on February 9, 2023, the conversion rate of the Notes was reduced from 200 Ordinary Shares per $1,000 principal amount of Notes to 10 Ordinary Shares per $1,000 principal amount of Notes.

The Reporting Persons expect to engage in communications with officers, directors, and representatives of the Issuer (including legal and financial advisers) regarding various actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including communications relating to corporate governance matters, possible strategic transactions, and the Issuer’s capitalization.  The Reporting Persons, either acting alone or with other securityholders, may retain legal and financial advisers related to these matters.  The topics of such communications are expected to include changes to the composition and operation of the board of directors or its committees, securing rights for holders of the Notes to appoint directors, supplementing the management team of the Issuer, and other potential changes in the present board of directors or management of the Issuer.  The topics of such communications are also expected to relate to potential amendments or modifications of the terms of the Notes and potential extraordinary corporate transactions involving the Issuer or its subsidiaries.  As part of these communications, the Reporting Persons expect to make suggestions to the Issuer and its representatives pertaining to these matters and formulate and issue plans or proposals regarding the same, and may receive and discuss suggestions, plans or proposals regarding the same from the Issuer and its representatives.  There can be no assurance that any discussions that may occur between the Reporting Persons and the Issuer or any other persons with respect to any of the foregoing matters will result in the entry into any definitive agreement with respect to the foregoing or that any such transaction will be successfully completed.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

(a) As of the date hereof, each of VGI, VGP, Mr. Halvorsen, Mr. Ott and Ms. Shabat may be deemed the beneficial owner of 3,000,000 Ordinary Shares, which represents approximately 7.2% of the Ordinary Shares outstanding, as approximated after the Reverse Stock Split. This amount consists of (i) 2,940,000 Ordinary Shares that VGEM has the right to acquire upon conversion of $294,000,000 in principal amount of the Notes, which represents approximately 7.1% of the Ordinary Shares outstanding, as approximated after the Reverse Stock Split, and (ii) 60,000 Ordinary Shares that VGEII has the right to acquire upon conversion of $6,000,000 in principal amount of the Notes, which represents approximately 0.1% of the Ordinary Shares outstanding, as approximated after the Reverse Stock Split.  None of the Reporting Persons directly owns any Ordinary Shares, and none of VGI, VGP, Mr. Halvorsen, Mr. Ott, and Ms. Shabet directly owns any Notes.

The foregoing beneficial ownership percentages are based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 10 of 10 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).

February 27, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).